

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Jessica L. Thomas
Chief Financial Officer
Mechanical Technology, Incorporated
325 Washington Avenue Extension
Albany, NY 12205

> **Re: Mechanical Technology, Incorporated**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 25, 2020**
> **File No. 000-06890**

Dear Ms. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment to Form 10-12G filed November 25, 2020

Financial Statements for the Three and Nine Month Periods Ended September 30, 2020
Note 1. Nature of Operations, page F-6

1. Please refer to our prior comment 3. Based upon your net income for the year ended December 31, 2019, it appears that your acquisition of Giga Watt is significant to your financial statements. Please respond to the following:
   - Revise to clearly describe your accounting for the acquisition under ASC 805, including whether it is an asset acquisition or business acquisition. Additionally, it remains unclear why an acquisition that you indicate will provide the cornerstone of your new cryptocurrency mining operation is comprised only of leasehold improvements. Please adequately explain.
   - We also noted your disclosure on page F-8 that you are assuming certain contractual obligations of Giga Watt related to existing leases and utility power supply as part of

the acquisition. Please tell us how you have recorded these obligations as part of your purchase accounting.

- Explain how you recorded the intellectual property and other property acquired as part of your purchase accounting.
- Lastly, tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.

You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Penny Somer-Greif, Esq.